UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
333-103709-03
(Commission File Number)
Volkswagen Auto Loan Enhanced Trust 2005-1
(Exact name of Issuing Entity as specified in its charter)
Volkswagen Public Auto Loan Securitization, LLC
(Exact name of Depositor/Registrant as specified in its charter)
VW CREDIT, INC.
(Exact name of Sponsor as specified in its charter)

State of Delaware	20-6706266
(State or other jurisdiction of	83-0349353
incorporation or	(I.R.S. Employer
organization)	Identification Nos.)

2200 Ferdinand Porsche Drive
Herndon, Virginia
(Address of principal executive	20171
offices of registrant)	(Zip Code)
(703) 364-7000
(Registrant’s telephone number, including area code)
Volkswagen Auto Loan Enhanced Trust 2005-1
4.36640% Auto Loan Asset Backed Notes, Class A-1
4.73% Auto Loan Asset Backed Notes, Class A-2
4.80% Auto Loan Asset Backed Notes Class A-3
4.86% Auto Loan Asset Backed Notes, Class A-4
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
     Approximate number of holders of record as of the certification or notice date:           0

     Pursuant to the requirements of the Securities Exchange Act of 1934, each Co-Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 20, 2009	Volkswagen Public Auto Loan Securitization, LLC

	By:	/s/ Martin Luedtke
Name: Martin Luedtke
Title: Treasurer

By:	/s/ Lawrence Tolep
Name: Lawrence Tolep
Title: Assistant Treasurer

Volkswagen Auto Loan Enhanced Trust 2005-1 By: VW Credit, Inc., as Administrator

By:	/s/ Martin Luedtke
Name: Martin Luedtke
Title: Treasurer

By:	/s/ Lawrence Tolep
Name: Lawrence Tolep
Title: Assistant Treasurer